VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

December 1, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,582	11/22/2017	485BXT	0000768847-17-000155
2,579	10/27/2017	485BXT	0000768847-17-000147
2,575	9/29/2017	485BXT	0000768847-17-000141
2,566	8/31/2017	485BXT	0000768847-17-000127
2,558	8/04/2017	485BXT	0000768847-17-000115
2,551	7/07/2017	485BXT	0000768847-17-000101
2,541	6/08/2017	485BXT	0000768847-17-000083
2,528	5/12/2017	485BXT	0000768847-17-000059
2,509	4/13/2017	485BXT	0000768847-17-000025
2,493	3/17/2017	485BXT	0001137360-17-000104
2,474	2/17/2017	485BXT	0001137360-17-000066
2,454	1/20/2017	485BXT	0001137360-17-000030
2,438	12/21/2016	485BXT	0001137360-16-001307
2,428	12/01/2016	485BXT	0001137360-16-001287
2,415	11/04/2016	485BXT	0001137360-16-001267
2,403	10/07/2016	485BXT	0001137360-16-001244
2,391	9/09/2016	485BXT	0001137360-16-001221
2,378	8/19/2016	485BXT	0001137360-16-001198
2,363	7/22/2016	485BXT	0001137360-16-001170
2,348	6/24/2016	485BXT	0001137360-16-001141
2,321	5/27/2016	485BXT	0001137360-16-001088
2,293	4/27/2016	485BXT	0001137360-16-001029
2,260	3/31/2016	485BXT	0001137360-16-000967

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,228	3/01/2016	485BXT	0001137360-16-000909
2,217	2/23/2016	485BXT	0001137360-16-000887
2,214	2/17/2016	485BXT	0001137360-16-000885
2,197	2/02/2016	485BXT	0001137360-16-000851
2,188	1/26/2016	485BXT	0001137360-16-000832
2,184	1/22/2016	485BXT	0001137360-16-000826
2,183	1/19/2016	485BXT	0001137360-16-000824
2,171	1/13/2016	485BXT	0001137360-16-000800
2,169	1/08/2016	485BXT	0001137360-16-000795
2,163	1/06/2016	485BXT	0001137360-16-000783
2,160	1/04/2016	485BXT	0001137360-16-000781
2,159	12/30/2015	485BXT	0001137360-15-000779
2,151	12/29/2015	485BXT	0001137360-15-000763
2,150	12/24/2015	485BXT	0001137360-15-000761
2,149	12/22/2015	485BXT	0001137360-15-000759
2,137	12/15/2015	485BXT	0001137360-15-000735
2,130	12/10/2015	485BXT	0001137360-15-000723
2,120	12/04/2015	485BXT	0001137360-15-000702
2,112	11/20/2015	485BXT	0001137360-15-000694
2,034	9/16/2015	485APOS	0000930413-15-003702

The Amendments relate to VanEck Vectors Private-Owned Enterprises ETF (f/k/a Market Vectors Private-Owned Enterprises ETF), a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary

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